Trading Symbol (TSX-V: ANZ) 410-325 Howe Street Vancouver, British Columbia Canada V6C 1Z7 Tel: (604) 687 3520 Fax: 1-888-889-4874 www.alianzaminerals.com

NR 21-9

Drilling Underway at Haldane Silver Project, Keno Hill District, Yukon Territory

Vancouver, BC, May 17, 2021 - Alianza Minerals Ltd. (TSX-V: ANZ, OTCQB: TARSF) (“Alianza” or the “Company”) is pleased to report that the Phase Two diamond drilling program has commenced at the Company’s wholly-owned Haldane high-grade silver property located in the historic Keno Hill Mining District of Yukon Territory. The 8,579 hectare Haldane Property is located 25 kilometres west of Keno City, YT in the western portion of the Keno Hill Silver District. Exploration at Haldane is targeting extensions of historic high-grade silver production as well as newly defined targets in new areas of the property.

The 2021 program will focus on the West Fault target, where drilling intersected 16.15 m (estimated true width 8.72 m) averaging 311 g/t silver, 0.89% lead and 1.13% zinc. This includes a high-grade interval of 818 g/t silver, 3.47% lead and 1.03% zinc (980 g/t silver-equivalent) over 3.3 m (1.78 m estimated true width). This phase of drilling will systematically follow up on this result testing along strike and down dip to define possible high-grade mineralized shoots associated with the 2020 intersection. The target remains open in all directions. It is expected that up to 4 holes will be completed in the current campaign.

The West Fault structure is traced for over 650 metres and can be interpreted to extend to 1.1 kilometres in length before merging with the 2.2 kilometre-long Main Zone structure. Drilling to date at the West Fault consists of a total of 5 holes testing two 50 metre segments of the vein that are separated by a distance of 260 metres. Drill testing to date covers only a fraction of the West Fault target and the current program systematically test the vein in approximate 50 metre step-outs to the south and downdip. The West Fault is one of four high-priority silver-lead-zinc-bearing vein drill targets at Haldane.

“Our 2020 program intersected the widest vein mineralization to date at Haldane,” stated Jason Weber, P.Geo., president and CEO of Alianza. “We have only just started to explore this vein structure, with only five holes in total testing it. We look forward to building on this result and starting to show the size potential of this productive part of the West Fault system.”

About Alianza Minerals Ltd.

Alianza employs a hybrid business model of joint venture funding and self-funded projects to maximize opportunity for exploration success. The Company currently has gold, silver and base metal projects in Yukon Territory, British Columbia, Colorado, Nevada and Peru. Alianza currently has one project (Tim, Yukon Territory) optioned out to Coeur Mining, Inc. and is actively seeking partners on other projects.

The Company is listed on the TSX Venture Exchange under the symbol “ANZ” and trades on the OTCQB market in the US under the symbol “TARSF”.

Mr. Jason Weber, P.Geo., President and CEO of Alianza Minerals Ltd. is a Qualified Person as defined by National Instrument 43-101. Mr. Weber supervised the preparation of the technical information contained in this release.

For further information, contact:

Jason Weber, President and CEO

Sandrine Lam, Shareholder Communications

Tel: (604) 807-7217

Fax: (888) 889-4874

Renmark Financial Communications Inc.

Melanie Barbeau

mbarbeau@renmarkfinancial.com

Tel: (416) 644-2020 or (514) 939-3989

www.renmarkfinancial.com

To learn more visit: www.alianzaminerals.com

NEITHER THE TSX VENTURE EXCHANGE NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX VENTURE EXCHANGE) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE. STATEMENTS IN THIS NEWS RELEASE, OTHER THAN PURELY HISTORICAL INFORMATION, INCLUDING STATEMENTS RELATING TO THE COMPANY'S FUTURE PLANS AND OBJECTIVES OR EXPECTED RESULTS, MAY INCLUDE FORWARD-LOOKING STATEMENTS. FORWARD-LOOKING STATEMENTS ARE BASED ON NUMEROUS ASSUMPTIONS AND ARE SUBJECT TO ALL OF THE RISKS AND UNCERTAINTIES INHERENT IN RESOURCE EXPLORATION AND DEVELOPMENT. AS A RESULT, ACTUAL RESULTS MAY VARY MATERIALLY FROM THOSE DESCRIBED IN THE FORWARD-LOOKING STATEMENTS.